Exhibit (d)(5)

STRICTLY CONFIDENTIAL

November 10, 2009

Board of Directors and Special Committee of Board of Directors

Silicon Storage Technology, Inc.

1171 Sonora Court

Sunnyvale, CA 94086

Attn: Bing Yeh

Re:	Offer and Commitment Letter Related to Prophet Equity’s Proposed Acquisition of Silicon Storage Technology, Inc.

Board of Directors:

At the request of the Special Committee, we have worked with Houlihan Lokey to provide this revised offer and equity financing commitment (“Commitment Letter”) for the proposed acquisition of Silicon Storage Technology, Inc. (the “Company” or “SST”) by merger of an affiliate of Prophet Equity LP (“Prophet Equity”) with and into SST (the “Merger” or “Transaction”).

At the request of the Special Committee, we have also worked with and Shearman & Sterling to finalize a proposed agreement setting forth the terms of the Merger (the “Merger Agreement”).

Based on our internal discussions with our investment committee, we are pleased to offer $201.3 million on an all cash basis for 100% of the shares of SST. We respectfully ask that the Special Committee approve this offer and the revised Merger Agreement.

Equity Commitment

We are pleased to offer a commitment to provide equity financing for the Merger, subject to the terms and conditions outlined herein:

1.	Acceptance of the proposed terms of the Merger by the Special Committee of the Board of Directors and the Board of Directors of SST as outlined herein and in the Merger Agreement by 5:00 p.m. PST, Friday, November 13, 2009.

2.	The execution and delivery of final legal documentation, including the Merger Agreement, acceptable to Prophet Equity and its counsel incorporating, among other things, the terms and conditions set forth in this Commitment Letter.

3.	The satisfaction of any other terms and conditions set forth in the Merger Agreement.

By signing this Commitment Letter, Prophet Equity acknowledges that this Commitment Letter supersedes any and all discussions and understandings, written or oral, between or among Prophet Equity and any other person as to the subject matter hereof, including, without limitation, any prior commitment letters (and attachments) whether or not fully or partially executed. No amendments, waivers or modifications of this Commitment Letter or any of its contents shall be effective unless expressly set forth in writing and executed by Prophet Equity.

This Commitment Letter is being provided to you on the condition that, except as required by law, neither it, nor its contents, will be disclosed publicly or privately except to those individuals who are SST’s or Prophet Equity’s officers, employees or advisors who have a need to know of them as a result of their being specifically involved in the Transaction under consideration and then only on the condition that such matters may not, except as required by law, be further disclosed. No

Prophet Equity Letter to SST Board of Directors and Special Committee

November 10, 2009

person, other than the parties signatory hereto, is entitled to rely upon this Commitment Letter or any of its contents. No person shall, except as required by law, use the name of, or refer to, Prophet Equity, or any of its affiliates, in any correspondence, discussions, press release, advertisement or disclosure made in connection with the Transaction without prior written consent of Prophet Equity.

EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS COMMITMENT LETTER, ANY TRANSACTION RELATING HERETO OR THERETO, OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THEREWITH, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. Each party hereto consents and agrees that the state or federal courts located in Delaware shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, the Merger or the Transaction under consideration, any other financing related thereto, and any investigation, litigation, or proceeding related to or arising out of any such matters, provided, that the parties hereto acknowledge that any appeals from those courts may have to be heard by a court (including an appellate court) located outside of such jurisdiction. Each party hereto expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waives any objection which such party may have based upon lack of personal jurisdiction, improper venue or inconvenient forum. This Commitment Letter (including any claim or controversy arising out of or relating to this Commitment Letter) shall be governed by and shall be construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

Please indicate your acceptance of this Commitment Letter in the space indicated below and return a copy of this Commitment Letter so executed to Prophet Equity. Unless fully executed, this Commitment Letter will expire at 5:00 p.m. PST, Friday, November 13, 2009.

Once this Commitment Letter is fully executed, Prophet Equity’s commitment to provide equity financing in accordance with the terms of the Commitment Letter shall cease upon the earlier of (i) termination of the Merger Agreement, and (ii) if the Transaction has not previously closed for any reason, on the five month anniversary of the execution of the Merger Agreement (or such later date as Prophet Equity may agree in its sole discretion). Notwithstanding any further discussions, negotiations or other actions taken after such date, neither Prophet Equity nor any of its partners, officers, employees, agents or affiliates shall have any liability to any person in connection with its refusal to fund the equity financing or any portion thereof after such termination of negotiations or such date.

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Prophet Equity Letter to SST Board of Directors and Special Committee

November 10, 2009

We look forward to working with you, Bing Yeh, STT’s employees, and its advisors to pursue a successful closing of the proposed transaction. Please feel free to call us with any questions or comments.

Sincerely,

PROPHET EQUITY LP

/s/ Ross Gatlin	/s/ George Stelling
Ross Gatlin	George Stelling
CEO & Managing Partner	COO & Managing Director

Agreed and Accepted:

Silicon Storage Technology, Inc.

On behalf of Special Committee of the Board of Directors and the Board of Directors of the Company

Signature:	/s/ Ronald Chwang
Name:	Ronald Chwang
Date:	Nov 13, 2009